

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 18, 2010

John McFarland, Esq.
Senior Vice President, General Counsel and Secretary
c/o MagnaChip Semiconductor, Inc.
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014

> **Re: MagnaChip Semiconductor LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 11, 2010**
> **File No. 333-165467**

Dear Mr. McFarland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   Please tell us the reasons for the changes to the second paragraph of italicized text. Also tell us exactly when "prior to the closing of this offering" you intend to complete the corporate conversion. If you do not intend to complete that transaction prior to effectiveness of this registration statement, please tell us:

- Which provisions of the governing documents of MagnaChip Semiconductor LLC permit it to issue shares of common stock;

- How counsel will provide an unqualified opinion prior to effectiveness as required by Item 601(b)(5) of Regulation S-K as to an issuance of common stock by a limited liability company;

- Whether you believe MagnaChip Semiconductor LLC will have a continuing reporting obligation pursuant to Exchange Act Section 15(d) and your analysis supporting your conclusions; and

- Whether you believe you will be required to comply with the proxy or information statement rules in connection with the corporate conversion, given that it appears a class of your securities will be registered pursuant to Exchange Act Section 12.

Corporate Information, page 5

2.   Please expand your revisions added in response to prior comment 5 to clarify whether Avenue's "investments" also involve managing and operating the issuers of the securities it acquires. Also revise to highlight for investors its financial interests in each of the transactions mentioned in your document.

Risk Factors, page 16

3.   We will continue to evaluate your response to prior comment 7 after you complete the blanks in your document, including the table on page 135.

4.   Regarding your response to prior comment 35:

- Please tell us when you intend to file the opinion required by Item 601(b)(8) of Regulation S-K; and

- Given your revised disclosure on pages 156 and 157, please add appropriate risk factors regarding the uncertain tax consequences you note on those pages as well as the risk that investors in this offering may be subject to taxes.

Selected Historical Consolidated Financial and Operating Data, page 40

5.   We note that you refer to certain periods as audited and certain other periods as unaudited. We note a similar presentation on page 41. Since it appears that none of the information is audited, please remove this reference. If true, you may disclose that a particular period(s) amounts and balances were derived from audited financial statements.

Unaudited Pro Forma Consolidated Financial Information, page 48

Notes to the Unaudited Pro Forma Consolidated Financial Information as of March 31, 2010 and for the Three Months Ended March 31, 2010, page 53

6.   Reference is made to adjustment (1). We see that this is a non-recurring adjustment. Please tell us how you determined that this adjustment is directly related to the transaction and expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X. We note that non-recurring adjustments that Article 11 of Regulation S-X does not permitted to be reflected in pro forma income statements can be disclosed in the footnotes thereto.

7.   Reference is made to adjustments (4) and (8). We will review pro forma earnings per share and your adjustment to reflect the change in capitalization when provided.

Notes to the Unaudited Pro Forma Consolidated Financial Information for the Twelve Month Period Ended December 31, 2009, page 55

8.   Reference is made to adjustment (1). Please revise to provide a tabular presentation that nets to the adjustment presented on you pro forma statement of operations.

9.   Reference is made to adjustment (2). As similarly noted above, this appears to be a non-recurring adjustment, please tell us how you determined such adjustment was appropriate based upon Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis . . ., page 57

Overview, page 57

10.   Please expand your revisions added in response to prior comment 11 to disclose, if true, that the performance of your products is not necessarily dependent on geometry, as stated in your response to prior comment 32 in your letter dated April 20, 2010.

Liquidity and Capital Resources, page 84

11.   Please disclose the reasons for incurring indebtedness to fund the distribution to your unitholders. For example, did this distribution satisfy a contractual or other obligation.

Mobile Display Solutions, page 100

12.   Your revisions added in response to prior comment 16 refer only to actions you
       have taken to reduce die sizes, but do not clarify how you do not also move to
       smaller geometry processes. Therefore, we reissue prior comment 16.

Customers, page 106

13.   We note from your revisions in response to prior comment 17 that 20% and 26%
       of your "net sales" were attributable to LG Display. Revise to clarify whether the
       percentage net sales to which you refer is a percentage of your consolidated net
       sales or a percentage of your net sales for your Display Solutions segment.

Directors and Executive Officers, page 109

14.   Please indicate when Mr. Elkins started serving on the board of directors of Vertis
       and Milacron. If Mr. Elkins was elected to either of those boards in connection
       with reorganizations or refinancings involving affiliates of Avenue and was
       elected to those boards due to his position with Avenue, please disclose.

15.   Given your response to prior comment 18, please revise to provide the risk factor
       disclosure requested in prior comment 54 in our letter dated April 9, 2010.

Assessment of Risk, page 113

16.   Please expand your revisions in response to prior comment 21 to clarify who
       reached the conclusions expressed here. For example, did management reach
       those conclusions without input from your board or did you board review and
       concur with management's conclusions following management's assessment?

Summary Compensation Table, page 121

17.   We note your revisions in response to prior comment 29. If the $176,000
       payment to Mr. Rowe was moved from the "Bonus" column to the "Salary"
       column, as indicated by note 11, then please clarify why the numbers in those
       columns did not change by $176,000.

* * * * * * *

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Micheal J. Reagan, Esq.—DLA Piper LLP
                 Khoa D. Do, Esq.—DLA Piper LLP
                 Peter M. Astiz, Esq.—DLA Piper LLP